UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Lenora, Michael C.
   250 E. Carpenter Freeway
   Irving, TX  75062
   U.S.A.
2. Date of Event Requiring Statement (Month/Day/Year)
   01/03/2000
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Executive Vice President
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Class A Common Stock                       |26,500 (1)            |D               |                                               |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units     |(2)      |(2)      |Class A Common Stock   |2,306.932|(2)       |D            |                           |
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Option with Stock Apprec|(3)      |5/7/2006 |Class A Common Stock   |14,660   |$14.50 (3)|D            |                           |
iation Rights           |         |         |                       |         |          |             |                           |
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Stock Options           |(4)      |1/2/2007 |Class A Common Stock   |14,660   |$21.625 (4|D            |                           |
                        |         |         |                       |         |)         |             |                           |
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Stock Options           |(4)      |1/1/2008 |Class A Common Stock   |16,600   |$35.3125 (|D            |                           |
                        |         |         |                       |         |4)        |             |                           |
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Stock Options           |(4)      |1/4/2009 |Class A Common Stock   |19,000   |$42.25 (4)|D            |                           |
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
Explanation of Responses:
1. Includes 5,000 shares of restricted shares of Class A Common Stock granted by the issuer without payment by me. The grant includes the right, subject to approval by the issuer, to have shares withheld to satisfy income tax
obligations.
2. The Phantom Stock units were acquired under AFS's Deferred Compensation Plan and are to be settled in cash at the time and in the manner elected by the reporting person at the time of the deferral
election.
3.These options with tandem stock appreciation rights were granted without payment by me. Stock appreciation rights were granted in tandem with all of these options. The options and tandem stock appreciation rights are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options and tandem stock appreciation rights include the right, subject to approval by the issuer, to have shares withheld to satisfy income tax obligations.
4. These options were granted without payment by me. The options are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options include the right, subject to approval by the issuer, to have shares withheld to satisfy income tax obligations. SIGNATURE OF REPORTING PERSON
/s/ Frederic C. Liskow on behalf of Michael C. Lenora
DATE
January 7, 1999